Filed pursuant to Rule 424(b)(5)
(File no. 333-157627)
AvalonBay Communities, Inc.

Pricing Supplement No. 12 dated September 8, 2009
(To Prospectus dated March 2, 2009 and
Prospectus Supplement dated September 8, 2009)

Medium-Term Notes—Fixed Rate

5.70% Notes due 2017

Principal Amount: $250,000,000	Issue Price (Public Offering Price): 99.896%
Net Proceeds to Issuer: $248,177,500	Agents' Discount Commission: 0.625%
Stated Maturity Date: March 15, 2017	Interest Rate: 5.70%
Original Issue Date: September 11, 2009	CUSIP: 05348E AM1
Interest Payment Dates: March 15 and September 15	First Interest Payment Date: March 15, 2010

6.10% Notes due 2020

Principal Amount: $250,000,000	Issue Price (Public Offering Price): 99.853%
Net Proceeds to Issuer: $248,007,500	Agents' Discount Commission: 0.650%
Stated Maturity Date: March 15, 2020	Interest Rate: 6.10%
Original Issue Date: September 11, 2009	CUSIP: 05348E AN9
Interest Payment Dates: March 15 and September 15	First Interest Payment Date: March 15, 2010

Redemption:

  ☐
  The Notes cannot be redeemed prior to the Stated Maturity Date at the option of the issuer.
  ☒
  The Notes may be redeemed prior to the Stated Maturity Date at the option of the issuer.

  Initial Redemption Date: See Additional/Other Terms.

  Initial Redemption Percentage/Redemption Price: See Additional/Other Terms.

  Annual Redemption Percentage Reduction: N/A

Optional Repayment:

  ☒
  The Notes cannot be required to be repaid prior to the Stated Maturity Date at the option of the Holder of the Notes.
  ☐
  The Notes can be repaid prior to the Stated Maturity Date at the option of the Holder of the Notes.

  Optional Repayment Dates:

  Repayment Price:    %

Currency:

    Specified Currency: U.S. Dollars (If other than U.S. Dollars, see attached)
    Minimum Denominations:
    (Applicable only if Specified Currency is other than U.S. Dollars)

Original Issue Discount ("OID"):        ☐  Yes        ☒  No

Total Amount of OID:

Yield to Maturity:

Initial Accrual Period:

Form:        ☒  Book-Entry        ☐  Certificated

Agent:	☒ Wells Fargo Securities, LLC	☒ J.P. Morgan Securities Inc.
	☒ Banc of America Securities LLC	☒ Morgan Stanley & Co. Incorporated
	☐ Citigroup Global Markets Inc.	☐ Other (names):

Agent acting in the capacity as indicated below:
        ☐  Agent        ☒  Principal

If as Principal:

  ☐
  The Notes are being offered at varying prices related to prevailing market prices at the time of resale.
  ☒
  The 2017 Notes are being offered at a fixed initial public offering price of 99.896% of principal amount.
  ☒
  The 2020 Notes are being offered at a fixed initial public offering price of 99.853% of principal amount.

If as Agent:

        The Notes are being offered at a fixed initial public offering price of    % of Principal Amount.

Exchange Rate Agent: N/A

Use of Proceeds:

        AvalonBay will use the net proceeds, after estimated issuance costs, of approximately $247,677,500 from the sale of the 5.70% Notes due 2017 (the "2017 Notes") and $247,507,500 from the sale of the 6.10% Notes due 2020 (the "2020 Notes," which we sometimes refer to collectively with the 2017 Notes as the "Notes") in part to reduce indebtedness outstanding under AvalonBay's $1,000,000,000 unsecured variable rate revolving credit facility (the "Credit Facility") and in part to finance the repurchase of certain of its outstanding long-term debt securities pursuant to a tender offer announced today. The balance of the proceeds from the offering of the Notes will be used for working capital, capital expenditures and other general corporate purposes, which may include development and redevelopment of apartment communities and repayment and refinancing of other debt. Pending the uses described above, the net proceeds may be invested in short-term, interest-bearing, investment-grade securities.

        As of August 31, 2009, AvalonBay had borrowings of approximately $57,000,000 outstanding under the Credit Facility, as well as approximately an additional $40,009,843 used to provide letters of credit, resulting in approximately $902,990,157 available for borrowing under the Credit Facility. The Credit Facility bears interest at varying levels based on the London Interbank Offered Rate ("LIBOR"), AvalonBay's credit rating and on a maturity schedule selected by AvalonBay. The current stated pricing is LIBOR plus 0.40% per annum (0.68% on July 31, 2009). The spread over LIBOR can vary from LIBOR plus 0.325% to LIBOR plus 1.00% based on AvalonBay's credit rating. In addition, a competitive bid option is available for borrowings of up to $650,000,000. This option allows banks that are part of the lender consortium to bid to provide loans at a rate that is lower than the stated pricing provided by the Credit Facility. The competitive bid option may result in lower pricing if market conditions allow. Under the Credit Facility, AvalonBay can borrow in multiple 30-, 60- and 90-day tranches with interest rates based on the 30-, 60- or 90-day LIBOR rate, respectively. AvalonBay may, at its option, roll over each tranche at the then-current interest rate, assuming AvalonBay is then in compliance with financial and other covenants. Available amounts under the Credit Facility may also be used to provide letters of credit.

        At August 31, 2009, the outstanding tranche had a weighted average interest rate of 0.67% per annum and a weighted average maturity date of approximately 17 (seventeen) days, but the maturity of outstanding tranches may be extended, by subsequent rollovers, until November 2011, which is the final maturity date of the Credit Facility if AvalonBay exercises an option to extend the Credit Facility by one year beyond its scheduled maturity of November 2010. AvalonBay's right to extend the Credit Facility by one year is subject to compliance with financial and other customary covenants contained in the Credit Facility.

        Certain affiliates of each of the Agents are lenders under the Credit Facility. To the extent that AvalonBay uses the net proceeds from the offering of the Notes to repay amounts outstanding under the Credit Facility, those lenders will receive their pro rata portion of any of the proceeds from this offering used to repay such amounts.

Plan of Distribution:

        Each of the Agents has severally agreed to purchase from AvalonBay, and AvalonBay has agreed to sell to the Agents, the principal amount of 2017 Notes and 2020 Notes set forth opposite the Agent's name below:

2017 Notes

Agent	Principal Amount of 2017 Notes
Morgan Stanley & Co. Incorporated	105,000,000
J.P. Morgan Securities Inc.	105,000,000
Bank of America Securities LLC	20,000,000
Wells Fargo Securities, LLC	20,000,000

$250,000,000

2020 Notes

Agent	Principal Amount of 2020 Notes
Morgan Stanley & Co. Incorporated	105,000,000
J.P. Morgan Securities Inc.	105,000,000
Bank of America Securities LLC	20,000,000
Wells Fargo Securities, LLC	20,000,000

$250,000,000

        Each of the Agents will receive a discount commission for the 2017 Notes and 2020 Notes to be sold by them as set forth above. The Agents propose to offer the Notes initially at the public offering price set forth above and to certain dealers at that price less a concession not in excess of 0.3750% and 0.4000% of the principal amount of the 2017 and 2020 Notes, respectively. The Agents may allow, and the dealers may reallow, a discount not in excess of 0.1875% and 0.2000% of the principal amount of the 2017 and 2020 Notes, respectively, on sales to certain other dealers. After the initial public offering, the Agents may vary the public offering price and other selling terms from time to time.

        It is expected that delivery of the Notes will be made against payment therefor on or about September 11, 2009.

        As described in the accompanying Prospectus Supplement dated September 8, 2009, the Agents and their affiliates in the ordinary course of their respective businesses have engaged in, and may in the future engage in, investment and/or commercial banking transactions with AvalonBay and its affiliates for which they have received, and in the future may receive, customary fees and expenses. Affiliates of J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, Banc of America Securities LLC and Wells Fargo Securities, LLC hold commitments under the Credit Facility and may receive a portion of amounts to be repaid under the Credit Facility from the proceeds of the notes. Additionally, Bank of America, N.A., an affiliate of Banc of America Securities LLC, acts as the swing lender, issuing bank and administrative agent under the Credit Facility.

        For additional information concerning the offering and sale of the Notes, see "Supplemental Plan of Distribution" in the accompanying Prospectus Supplement dated September 8, 2009 and "Plan of Distribution" in the accompanying Prospectus dated March 2, 2009.

Additional/Other Terms:

Other Terms:

        Reopening of Issue.    We may, from time to time and without the consent of the noteholders, reopen an issue of notes and issue additional notes having the same terms and conditions (including maturity, interest payment terms and CUSIP number) as notes issued on an earlier date, except for the issue date, issue price and, if applicable, the first payment of interest. After such additional notes are issued, they will be fungible with the notes issued on such earlier date.

        Optional Redemption.    The Notes may be redeemed at any time at the option of AvalonBay, in whole or in part, upon notice of not more than 60 and not less than 30 days prior to the Redemption Date, at a Redemption Price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the Redemption Date and (ii) the Make-Whole Amount, if any, with respect to such Note.

        Acceleration of Maturity; Make-Whole Amount.    If an Event of Default with respect to the Notes that are then outstanding occurs and is continuing, and pursuant to Section 2.7 of the Amended and Restated Third Supplemental Indenture dated as of July 10, 2000 (the "Third Supplemental Indenture") the Trustee or the Holders of not less than 25% in principal amount of the then outstanding Notes of this series shall have declared the principal amount (or, if the Notes of this series are Original Issue Discount Securities or Indexed Securities, such portion of the principal as may be specified in the terms hereof) of all the Notes of this series to be due and payable immediately, by a notice in writing to AvalonBay (and to the Trustee if given by the Holders), then upon any such declaration such principal, or specified portion thereof, plus accrued interest to the date the Notes of this series are paid, plus the Make-Whole Amount on the Notes shall become immediately due and payable. With respect to the Notes of this series, if an Event of Default set forth in Section 501(6) of the Indenture, dated as of January 16, 1998, between AvalonBay and the Trustee (the "Indenture") occurs and is continuing, such that pursuant to Section 2.7 of the Third Supplemental Indenture all the Notes of this series are immediately due and payable, without notice to AvalonBay, at the principal amount thereof (or, if the Notes of this series are Original Issue Discount Securities or Indexed Securities, such portion of the principal as may be specified in the terms of the Notes) plus accrued interest to the date the Notes are paid, then the Make-Whole Amount on the Notes shall also be immediately due and payable.

        Definitions.    Terms used but not defined herein shall have the meanings set forth in the Indenture and the Third Supplemental Indenture. The following terms shall have the following meanings:

        "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Note, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of Redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

        "Reinvestment Rate" means forty-five (45) basis points in the case of both the 2017 Notes and the 2020 Notes plus, in both cases, the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For such purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

        "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination of the Make-Whole Amount, then such other reasonably comparable index which shall be designated by AvalonBay.